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EXHIBIT 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
TEXAS INDUSTRIES, INC. AND SUBSIBIARIES

	Year Ended May 31,
	2007	2006	2005	2004	2003
	In thousands except ratios
Earnings
Income (loss) from continuing operations before income taxes and changes in accounting principles	$150,491	$(8,814)	$62,255	$59,096	$40,650
Fixed charges	32,515	38,929	30,044	31,240	21,058
Amortization of capitalized interest	1,100	1,100	1,100	1,100	1,100
Less: Interest capitalized	(12,855)	(1,526)	—	—	—

Adjusted earnings	$171,251	$29,689	$93,399	$91,436	$62,808

Fixed charges
Interest expense	$12,719	$29,703	$21,824	$21,012	$11,025
Interest capitalized	12,855	1,526	—	—	—
Net amortization of debt discount, premium and issuance expense	1,355	1,452	1,709	3,090	3,802
Interest portion of rent expense	5,586	6,248	6,511	7,138	6,231

Total fixed charges	$32,515	$38,929	$30,044	$31,240	$21,058

Ratio of earnings to fixed charges	5.27	..76	3.11	2.93	2.98

Deficiency of earnings to cover fixed charges	$—	$9,240	$—	$—	$—

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EXHIBIT 12.1
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES TEXAS INDUSTRIES, INC. AND SUBSIBIARIES